UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Frequency Electronics, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

358010106
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358010106	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 990,164
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 990,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 358010106	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,043,947
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,043,947
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 358010106	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,043,947
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,043,947
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358010106	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358010106	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Lance Lord
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 358010106	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Henderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358010106	Page 8 of 11 Pages

SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on August 2, 2013, as amended on December 30, 2013, December 19, 2014, June 15, 2015, July 5, 2016 and July 15, 2016 (as amended, the "Schedule 13D") filed by Privet Fund LP and Privet Fund Management LLC (collectively, "Privet"), Ryan Levenson ("Levenson"), James Henderson ("Henderson"), General Lance Lord ("Lord") and Ben Rosenzweig ("Rosenzweig" and collectively with Privet, Levenson, Henderson and Lord, the "Reporting Persons") with respect to the Common Stock, par value $1.00 per share (the "Common Stock") of Frequency Electronics, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows:
Item 3.  Source and Amount of Funds or other Consideration
Item 3 is hereby amended and restated in its entirety to read as follows:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing and Solicitation Agreement as previously described and filed as an exhibit to the Schedule 13D. If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,043,947 shares or 12% of the Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
The aggregate purchase price of the 1,043,947 shares of Common Stock beneficially owned by the Reporting Persons is approximately $10,845,535.46, not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies.
Item 4.  Purpose of Transaction.
Item 4 is hereby amended to add the following:
On September 13, 2016, the Reporting Persons (except Henderson), entered into an agreement (the "Settlement Agreement") with the Company, which was filed as Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 19, 2016 and is incorporated herein by reference.
Pursuant to the Settlement Agreement, the Company agreed, following the resignation of General Joseph P. Franklin, to increase the size of its Board of Directors (the "Board") from seven to eight members and to appoint two directors, Levenson and Lord, to fill the resulting vacancies. Levenson and Lord were appointed to the Board on September 13, 2016, and each of their terms will expire at the Company's 2016 annual meeting of stockholders on November 1, 2016 (the "2016 Annual Meeting"). Subject to the terms of the Settlement Agreement, Levenson and Lord will be included in the Company's slate of director nominees for election at the 2016 Annual Meeting and, subject to certain

CUSIP No. 358010106	Page 9 of 11 Pages

SCHEDULE 13D

terms and conditions being fulfilled, at the Company's 2017 annual meeting of stockholders. Either Levenson or Lord will be appointed to the Board's Audit Committee and the other director will be appointed to the Board's Compensation Committee. Pursuant to the Settlement Agreement, the Reporting Persons agreed to a customary standstill that, among other things, prohibits the Reporting Persons from acquiring more than 14.9% of the Company's outstanding common stock.
In connection with the execution of the Settlement Agreement, the Reporting Persons terminated their pending proxy contest with respect to the election of directors at the 2016 Annual Meeting and agreed to take no further action in that regard during the Standstill Period (as defined in the Settlement Agreement).
The foregoing description of the terms of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document.
Item 5.     Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated in its entirety to read as follows:
(a)     As of the date of this filing, the Reporting Persons beneficially own 1,043,947 shares of Common Stock, or approximately 12% of the outstanding Common Stock (calculated based on information included in the Form 10-Q filed by the Corporation for the calendar quarter ended July 31, 2016, which reported that 8,729,682 shares of Common Stock were outstanding as of September 9, 2016).

CUSIP No. 358010106	Page 10 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 19, 2016
PRIVET FUND LP

By: Privet Fund Management LLC,
Its General Partner

By: _________________
Name: Ryan Levenson
Its: Managing Member

PRIVET FUND MANAGEMENT LLC

By: _________________
Name: Ryan Levenson
Its: Managing Member

______________________
Ryan Levenson

______________________
James Henderson

______________________
General Lance Lord

______________________
Ben Rosenzweig

CUSIP No. 358010106	Page 11 of 11 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

1.	Privet Fund LP (1)
Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share(2)
7/21/2016	Purchase	18,792	$10.60 (3)
8/25/2016	Purchase	5,178	$10.87 (4)
8/26/2016	Purchase	14,516	$10.96 (5)

(1) Not including any brokerage fees.
(2) The price per share reported is a weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (3), (4) and (5) to this Schedule 13D.
(3) These shares were purchased at prices ranging from $10.50-$10.60, inclusive.
(4) These shares were purchased at prices ranging from $10.59-$11.00, inclusive.
(5) These shares were purchased at prices ranging from $10.78-$11.00, inclusive.